UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Local Bounti Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53960E 106

(CUSIP Number)

McLeod Management Co. LLC

1298 Tammany Lane

Hamilton, MT 59840

406-690-0273

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53960E 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS McLeod Management Co. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,106,907
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,106,907
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,106,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 86,299,495 shares of Common Stock of Local Bounti Corporation (the “Company”) outstanding as of November 19, 2021, as reported in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 24, 2021 (the “Form 8-K”).

CUSIP No. 53960E 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Travis M. Joyner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,106,907 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,106,907 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,106,907 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents 16,106,907 shares of Common Stock held by McLeod Management Co. LLC. Mr. Joyner serves as a Managing Member and as such, has sole voting and dispositive power with respect to the shares held by McLeod Management Co. LLC. and may be deemed to beneficially own the shares of Common Stock held by McLeod Management Co. LLC.

(2)

Based on 86,299,495 shares of Common Stock of the Company outstanding as of November 19, 2021, as reported in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 24, 2021 (the “Form 8-K”).

SCHEDULE 13D

Travis M. Joyner and McLeod Management Co. LLC (the “Reporting Persons”) are filing this Schedule 13D because as a result of the Transactions (as defined below), the Reporting Persons have acquired actual control of Local Bounti Corporation, a Delaware corporation (the “Company”).

Item 1. Security and Issuer

This Schedule 13D relates to Common Stock, $0.0001 par value per share ( the “Common Stock”), of the Company. The principal executive offices of the Company are located at 490 Foley Lane, Hamilton, MT 59840.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of the Reporting Persons.

(b) The principal business address of the Reporting Persons is 1298 Tammany Lane, Hamilton, MT 59840.

(c) Mr. Joyner is the Co-Chief Executive and a Board of Director of the Company. McLeod Management Co. LLC is a Montana limited liability company, with a business address of 1298 Tammany Lane, Hamilton, MT 59840. Its principal business is a personal asset holding and management company.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Joyner is a citizen of the United States of America. McLeod Management Co. LLC is a Montana limited liability company.

Item 3. Source and Amount of Funds

All of the shares of the Common Stock to which this Schedule 13D relates were acquired by the Reporting Persons pursuant to the Agreement and Plan of Merger, dated as of June 17, 2021 (the “BCA”), by and among the Company (f/k/a Leo Holdings III Corp), Longleaf Merger Sub, Inc. (“First Merger Sub”) and Longleaf Merger Sub II, LLC (“Second Merger”, and together with First Merger Sub, the “Merger Subs”), and Local Bounti Corporation (“Legacy Local Bounti”). Pursuant to the BCA, First Merger Sub merged with and into Legacy Local Bounti, with Legacy Local Bounti surviving the merger as a wholly owned subsidiary of the Company (the “First Merger”), and after the First Merger, Legacy Local Bounti merged with and into Second Merger Sub and into Legacy Local Bounti, with Second Merger Sub surviving the merger as a wholly owned subsidiary of the Company (the “Merger” and collectively with the other transactions described in the BCA, the “Transactions”). The Transactions closed on November 19, 2021 (the “Closing Date”).

Pursuant to the BCA and effective as of the Closing Date, 3,316,500 shares of Legacy Local Bounti Common Stock held by McLeod Management Co. LLC were converted into 16,481,907 shares of Common Stock of the Company, among which 375,000 shares of Common Stock of the Company were gifted to Dechomai Foundation, Inc. for estate planning purposes effective as of the Closing Date.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Common Stock pursuant to the BCA. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

Mr. Joyner serves as the Co-Chief Executive Officer and a Board of Director of the Company. Accordingly, the Reporting Persons may have influence over the corporate activities of the Company, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D. Subject to the Registration Rights Agreement and the Lockup Agreement described in Item 6 of this Schedule 13D, the Reporting Persons may, from time to time, purchase or sell securities of the Company as appropriate for their personal circumstances.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) — (b) The following information with respect to the beneficial ownership of the Common Stock of the Company by the Reporting Persons is provided as of the Closing Date. The percentage of the Common Stock is based on 86,299,495 shares of Common Stock outstanding as of the Closing Date as reported in the Form 8-K. Travis M. Joyner beneficially owns an aggregate of 16,106,907 shares of Common Stock, representing approximately 18.7% of the outstanding Common Stock, through being a Managing Member of McLeod Management Co. LLC.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is incorporated herein by reference.

(c) Except as described in Item 3, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) — (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Closing Date, the Company and certain stockholders of each of the Company and Legacy Local Bounti, including the Reporting Persons (collectively, the “Holders”), entered into an Amended and Restated Registration Rights Agreement dated as of November 19, 2021 (the “Registration Rights Agreement”), and a Lockup Agreement (the “Lockup Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Company agreed to file a registration statement to register the resale of certain securities of the Company held by the Holders within 30 days of the Closing Date. The Registration Rights Agreement also provides customary “piggy-back” registration rights to such stockholders. The Lockup Agreement provides for the securities of the Company held by the Holders to be locked up for 180 days following the Closing Date, subject to certain permitted transfers.

This summary is qualified by the actual terms of the BCA, the Registration Rights Agreement and the Lockup Agreement, copies of which are filed as exhibits to this Schedule 13D and are incorporated herein by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name

1.	Agreement and Plan of Merger, dated June 17, 2021, by and among the Company, Merger Subs, and Legacy Local Bounti (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 21, 2021)

2.	Amended and Restated Registration Rights Agreement dated as of November 19, 2021 by and among the Company, Leo Holdings III Corp and certain other parties (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 22, 2021)

3.	Form of Lockup Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 22, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2021

McLeod Management Co. LLC

By:	/s/ Travis M. Joyner
Travis M. Joyner Managing Member

/s/ Travis M. Joyner
Travis M. Joyner